UNITED STATESSECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Wells Fargo Exchange-Traded Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

525 Market Street
San Francisco, CA 94105

Telephone Number (including area code):

(800) 222-8222

Name and address of agent for service of process:

The Corporation Trust Company
1209 Orange Street
Wilmington, DE, 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be fully signed on its behalf in the City of San Francisco, State of California on the 27th day of July, 2020.

WELLS FARGO EXCHANGE-TRADED FUNDS TRUST

By: /s/ Maureen E. Towle
Maureen E. Towle
Trustee

Attest:

By: /s/ Catherine F. Kennedy
Catherine F. Kennedy
Secretary, Wells Fargo Funds